KW 3/8

13013830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 34109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Eisenhower Drive
(No. and Street)

PARAMUS	NJ	07652
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MARINO (201)478-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES MUNNS, LLP
(Name – *if individual, state last, first, middle name*)

29 Brodway	NEW YORK	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

PKF
O'CONNOR
DAVIES

Ridgewood Associates, Inc.

Financial Statements

December 31, 2012

PKF

Ridgewood Associates, Inc.

Financial Statements

December 31, 2012

OATH OR AFFIRMATION

I, Anthony Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Associates, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires
11-22-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

The Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information shown on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 25, 2013

Ridgewood Associates, Inc.

Statements of Financial Condition

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 96,366	$ 89,319
Investment securities	7,497	7,164
Receivables from brokers or dealers	49,516	70,696
Prepaid expenses	4,160	4,698
Furniture and equipment, net of accumulated depreciation of $66,263 and $60,772	3,229	8,720
Deposits	5,365	5,365
	$ 166,133	$ 185,962

	December 31, 2012	December 31, 2011
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 3,367	$ 4,088
Accrued wages	20,726	44,720
Total Liabilities	24,093	48,808
Stockholder's Equity		
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	42,040	37,154
Total Stockholder's Equity	142,040	137,154
	$ 166,133	$ 185,962

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Operations

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
REVENUE		
Commissions	$ 388,785	$ 426,788
Interest and dividends	775	697
Unrealized gains on investment securities	333	45
Total Revenue	389,893	427,530
EXPENSES		
Employee compensation and benefits	229,182	291,152
Communications	7,265	7,233
Occupancy	36,758	35,888
Taxes, other than income	17,345	20,377
Other operating expenses	94,457	73,438
Total Expenses	385,007	428,088
Net Income (Loss)	$ 4,886	$ (558)

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2012 and 2011

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 1,000	$ 99,000	$ 37,712	$ 137,712
2011				
Net loss	-	-	(558)	(558)
Balance, December 31, 2011	1,000	99,000	37,154	137,154
2012				
Net income	-	-	4,886	4,886
Balance, December 31, 2012	$ 1,000	$ 99,000	$ 42,040	$ 142,040

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Cash Flows

	For the Year Ended December 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 4,886	$ (558)
Adjustments to reconcile net loss to cash from operating activities		
Depreciation	5,491	6,218
Unrealized gain on investment securities	(333)	(45)
Changes in operating assets and liabilities		
Receivables from brokers or dealers	21,180	4,678
Prepaid expenses	538	604
Accounts payable and accrued expenses	(721)	(294)
Accrued wages	(23,994)	(6,153)
Net Cash from Operating Activities	7,047	4,450
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	-	(550)
Net Cash from Investing Activities	-	(550)
Net Increase in Cash and Cash Equivalents	7,047	3,900
CASH AND CASH EQUIVALENTS		
Beginning of year	89,319	85,419
End of year	$ 96,366	$ 89,319

See notes to financial statements

1. Organization

Business and Tax Status

Ridgewood Associates, Inc. (the "Company") was incorporated on December 12, 1985. Its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration thereto. The Company is an introducing broker with all securities being cleared on a fully disclosed basis through its clearing broker.

As a Subchapter S Company the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholder.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

2. Significant Accounting Policies (*continued*)

Fair Value Measurements

The Company follows the Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the years ended December 31, 2012 and 2011 all of the Company's investments, were in financial industry equity securities which are considered Level 1 investments.

Investments and Investment Income Recognition

Investments are valued at their fair values in the statement of financial condition. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 25, 2013.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to examinations by the applicable taxing jurisdictions for the periods prior to 2009.

3. Lease Obligations

The Company has a non-cancellable operating lease agreement for office space which expires April 30, 2013. Under the lease agreement the Company was required to maintain a security deposit of $5,365. Rental expense for 2012 and 2011 amounted to $36,758 and $35,888. Future minimum rental payments to be made under the lease for 2013 are $11,310.

4. Defined Contribution Plan

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the Company's discretion. Plan expense was $0 and $10,000 for 2012 and 2011.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2012 and 2011, the Company had net capital of $126,311 and $115,606 which was $76,311 and $65,606 in excess of its required net capital, respectively. The company's net capital ratio was .19 and .42 to 1 as of December 31, 2012 and 2011, respectively.

6. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transaction to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2012, amounts owed to the clearing broker for each customer were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

* * * * *

Ridgewood Associates, Inc.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2012

Ridgewood Associates, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2012

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 142,040
Deductions - Non-allowable assets:		
Accounts receivable	$ 55	
Furniture and equipment	3,229	
Prepaid expenses	4,160	
Deposits	5,365	
Total deductions		12,809
Net capital before haircuts on securities position		129,231
Less: Haircuts on securities positions		2,920
Net Capital		126,311
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6-2/3% of aggregate indebtedness or $50,000, whichever is greater		50,000
Excess of net capital over minimum requirement		$ 76,311
Total Aggregate Indebtedness Liabilities		$ 24,093
Percent of aggregate indebtedness to net capital		19%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2012.

See notes to financial statements

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

SUPPLEMENTAL SCHEDULE
Computation for Determination of Reserve
Requirements and Information Relating to Possession
Or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

See Independent Auditors' Report

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements of Ridgewood Associates, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 25, 2013

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.